UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-31325
ALTANA Aktiengesellschaft

(Exact name of registrant as specified in its charter)
Am Pilgerrain 15, D-61352 Bad Homburg v.d. Höhe, Germany,
Tel.: +49 (0) 6172-1712-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing 1 Ordinary Share, no par value
Ordinary Shares, no par value

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate
The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     ALTANA Aktiengesellschaft (“ALTANA” or the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on May 14, 2002, when its Registration Statement on Form 20-F (Commission File No. 001-31325) was declared effective by the Commission.
     For the 12 months preceding the filing of this Form, ALTANA has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the fiscal year ending December 31, 2005.
Item 2. Recent United States Market Activity
     ALTANA’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) other than in offerings to its employees, as that term is defined in Form S-8.
     ALTANA registered securities on four registration statements on Form S-8 (Commission File Nos. 333-99485, 333-109074, 333-119240 and 333-128583). Prior to filing this Form 15F, ALTANA filed post-effective amendments to terminate the registration of unsold securities under each of those registration statements.
Item 3. Foreign Listing and Primary Trading Market
     The primary trading market for ALTANA’s ordinary shares is the Federal Republic of Germany. The principal trading market for ALTANA’s ordinary shares in Germany is the Frankfurt Stock Exchange (“FSE”), which includes the Xetra (Exchange Electronic Trading) trading system. In addition, ALTANA’s ordinary shares are traded on the stock exchanges of Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. ALTANA’s ordinary shares were listed on the FSE on February 22, 1978 and have been included in Xetra since November 28, 1997. ALTANA has maintained the FSE listing and Xetra trading of its ordinary shares since then, including at the time of filing this Form 15F and during the preceding 12 months.

     During the 12-month period from May 22, 2006 to May 21, 2007, the average daily trading volume (“ADTV”) of ALTANA’s ordinary shares on the FSE and the other German stock exchanges listed above represented 99.0% of its worldwide ADTV.
Item 4. Comparative Trading Volume Data
     During the 12-month period from May 22, 2006 to May 21, 2007, the ADTV of ALTANA’s ordinary shares (including ordinary shares represented by ADSs) in the United States (17,665 shares) represented 1.0% of the ADTV of ALTANA’s ordinary shares (including ordinary shares represented by ADSs) on a worldwide basis (1,745,054 shares).
     The delisting of ALTANA’s ordinary shares (including ordinary shares represented by ADSs) took effect on May 21, 2007.
     The sources of the trading volume information used for these calculations were (1) for United States volumes, Bloomberg data screens for ticker symbols “AAA” and “AANAF”, which include data relating to both on-exchange and over-the-counter trading in the United States, and (2) for volumes on the FSE and the other German stock exchanges listed above, Bloomberg data screens for ticker symbol “ALT GR”.
     Throughout this Form 15F, United States ADTV figures, which represent the numerator for the calculations in this Item 4, include both NYSE and over-the-counter (“OTC”) trades, while ADTV figures for the FSE and the other German stock exchanges listed above, which together with the United States ADTV figures represent the denominator for the calculations in this Item 4, include only trades on the FSE and the other German stock exchanges listed above. ALTANA reserves the right to re-calculate any calculations in this Form 15F used for determining its compliance with Rule 12h-6 on a basis that includes worldwide over-the-counter trading.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities

     Not applicable.
Item 7. Notice Requirement
     On April 26, 2007, ALTANA issued a press release announcing its intent to terminate its reporting obligations under the Exchange Act. This press release was circulated by all of the major financial news wire services in the United States.
     A copy of the press release was submitted to the SEC under cover of a Form 6-K on April 26, 2007.
Item 8. Prior Form 15 Filers
     Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
     ALTANA will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.altana.com.
PART III
Item 10. Exhibits
     Not applicable.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Pursuant to the requirements of the Securities Exchange Act of 1934, ALTANA Aktiengesellschaft has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, ALTANA Aktiengesellschaft certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ALTANA Aktiengesellschaft

(Registrant)

June 21, 2007	/s/ Martin Babilas

(Date)	Martin Babilas
Chief Financial Officer and Member of the Management Board

June 21, 2007	/s/ Volker Mansfeld

(Date)	Volker Mansfeld
Authorized Officer